UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The Norinchukin Bank

Mitsubishi UFJ Financial Group, Inc.

Regarding the Share Transfer Agreement between The Norinchukin Bank and Mitsubishi UFJ

Financial Group, Inc. for Common Shares of Mitsubishi UFJ NICOS Co., Ltd.

Tokyo, August 1, 2008 — The Norinchukin Bank (Norinchukin), Mitsubishi UFJ Financial Group, Inc. (MUFG), The Bank of Tokyo-Mitsubishi UFJ, Ltd.(BTMU), and Mitsubishi UFJ NICOS Co., Ltd.(MUN), as part of their effort to build strategic business and capital alliance relationships in the JA Bank retail business, entered into a basic agreement on May 28, 2008 in which Norinchukin and MUFG agreed that MUFG would make MUN into a wholly owned subsidiary and then transfer a portion of its shares of MUN common stock to Norinchukin in accordance with detailed terms to be set forth in a share transfer agreement.

Today, in accordance with that basic agreement, Norinchukin and MUFG have entered into a share transfer agreement under which MUFG will transfer 244 million shares of its MUN common stock to Norinchukin. As a result of this share transfer, it is expected that MUN will become an equity-method affiliate of Norinchukin.

1.	Overview of the Business and Capital Alliance

Based on the Business and Capital Alliance Agreement regarding the JA Bank retail business entered into on November 14, 2005, Norinchukin and the MUFG group have a broad business alliance that covers such business areas as credit cards, small loan guarantees, multi-function biometric IC cards, testamentary trusts, and estate planning. The companies also have a capital alliance for the purpose of making the business alliance stable and effective.

2.	Contents of the Basic Agreement

On May 28, 2008, with the goal of expanding the business alliance between Norinchukin and MUN and making the capital alliance relationship closer and more stable, and in accordance with the memorandum of understanding entered into on September 20, 2007 by Norinchukin and MUFG/BTMU/MUN, Norinchukin and MUFG entered into a basic agreement to the effect that MUFG would make MUN into a wholly owned subsidiary and then transfer 244 million shares of its MUN common stock to Norinchukin in accordance with detailed terms to be set forth in a share transfer agreement.

3.	Contents of the Share Transfer Agreement

Today, Norinchukin and MUFG have entered into a share transfer agreement with the following terms. As a result of this share transfer, it is expected that MUN will become an equity-method affiliate of Norinchukin.

Shares to be transferred:	MUN common stock
Number of shares:	244 million
Transfer date:	August 8, 2008
Transferor:	MUFG
Transferee:	Norinchukin

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Contacts:

The Norinchukin Bank	Public Relations Dept.	81-3-5222-2019
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651